DELTA MUTUAL, INC.
14362 North Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

January 21, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:
Delta Mutual, Inc.
SEC Comment Letter dated December 21, 2010
Form 10-K/A for the year ended December 31, 2009
Filed July 21, 2010
Form 10-Q for the fiscal quarter ended September 30, 2010
File No. 000-30563

Dear Sir/Madam:

We have discussed with the Commission staff extending the due date of the comment response letter of Delta Mutual, Inc. (the “Company”) to the comments set forth in your comment letter (“Comment Letter”) dated December 21, 2010 on the Company’s Form 10-K/A for the year ended December 31, 2009 and its Form 10-Q for the quarterly period ended September 30, 2010, filed under the Securities Exchange Act of 1934, as amended.

The originally agreed due date of the Company’s responses to the Comment Letter is the date of this correspondence, and the Company on January 19, 2011 had communicated with the staff that it would be unable to complete all responses by January 21, 2011. The Company agreed to file the responses to the Comment Letter no later than February 4, 2011, and also that it would make all efforts to complete these responses and file at an earlier date.

Sincerely,

DELTA MUTUAL, INC.

By: /s/ Daniel Peralta
Daniel Peralta
Chief Executive Officer